United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale on new settlement proposal

Rio de Janeiro, May 20, 2024 - Vale S.A. ("Vale" or “Company”) clarifies about press article published by Agência Estado - Broadcast mentioning a new proposal for the settlement related to the Fundão dam failure, in Mariana, Minas Gerais, Brazil. Following the communication dated April 29 and May 3, 2024, Vale reiterates that negotiations on the matter are still ongoing and are performed exclusively through mediation conducted by the 6th Region's Federal Regional Court. A new proposal was presented on May 16 and the terms and conditions are confidential by imposition of the Brazilian Law 13,149/2015 (Mediation Legal Framework) and in compliance with the 2015 Civil Proceeding Code, and the National Council of Justice’s Resolution nº 125/2010. As one of Samarco's shareholders, Vale reaffirms its commitment to reparation and compensation actions related to Samarco's Fundão dam collapse in 2015 and remains committed to advancing ongoing negotiations with the Federal and State Governments and other authorities involved in the Mediation. With Samarco, BHP and Brazilian authorities, the Company will continue to seek to establish an agreement that guarantees fair and full reparation to the affected people and the environment.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 20, 2024		Director of Investor Relations